UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Guidewire Software, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40171V100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40171V100	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Partners Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,728,378
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,728,378
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,378
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2022, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022.

CUSIP No. 40171V100	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BPSP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,728,378
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,728,378
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,378
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2022, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022.

CUSIP No. 40171V100	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,987,679
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,987,679
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,679
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12.	TYPE OF REPORTING PERSON PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2022, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022.

CUSIP No. 40171V100	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,728,378
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,728,378
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,378
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON IA

*       Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2022, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022.

Item 1(a). Name of Issuer:

The Issuer's name is Guidewire Software, Inc. (the "Company" or the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

The address of the principal executive offices of the Issuer is 2850 S. Delaware St., Suite 400, San Mateo, California 94403.

Item 2(a). Name of Person Filing:

This Schedule 13G (this "Statement") is being filed jointly by the following (each, a "Reporting Person," and, collectively, the "Reporting Persons"): Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH").

Stockbridge Associates LLC, a Delaware limited liability company ("SA"), is the general partner of SF. BPH, a Delaware limited liability company, is the general partner of BPSP, a Delaware limited partnership. BPSP is the managing member of SP, the registered investment adviser to SF, as well as certain other accounts holding shares of the Issuer for which SP serves as investment adviser.

Certain of the Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a "group" for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The following address is the principal business offices of each of the Reporting Persons: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c). Citizenship:

Each of SF, SP, BPSP and BPH is organized under the laws of the State of Delaware.

Item 2(d). Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e). CUSIP Number:

The CUSIP Number to which this Statement relates is 40171V100.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(e)	[x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(g)	[x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Item 4. Ownership.

(a)	The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. SA is the sole general partner of SF. SP, a registered investment adviser, is the investment manager for SF as well as certain other accounts holding shares of the Issuer. As the managing member of SP, BPSP may be deemed to beneficially own shares of Common Stock that are beneficially owned by SP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of Common Stock that are beneficially owned by BPSP. However, BPSP and BPH disclaim beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BPSP or BPH is, for the purpose of Section 13(d) of the Act, the beneficial owner of such shares beneficially owned by SP.

(b)	The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2022, the Reporting Persons beneficially owned in the aggregate 4,728,378 shares of Common Stock, representing approximately 5.8% of the shares of Common Stock outstanding (based on the number of shares outstanding as of November 30, 2022, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022).

(c)	The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference. Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response of the Reporting Persons to Item 2(a) is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P., its managing member By: Berkshire Partners Holdings LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.0001 par value per share, of Guidewire Software, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: February 14, 2023

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P., its managing member By: Berkshire Partners Holdings LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC, its general partner

By:	/s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director